

Mail Stop 3561

June 6, 2017

Michael J. Garberding
Chief Financial Officer
EnLink Midstream Partners, LP
2501 Cedar Springs Rd.
Dallas, Texas 75201

> **Re:** **EnLink Midstream Partners, LP**
> **Registration Statement on Form S-3**
> **Filed May 10, 2017**
> **File No. 333-217848**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-36340**

Dear Mr. Garberding:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2016. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Where You Can Find More Information, page 41

2. Since the filing date of this registration statement, we note that you have filed certain Exchange Act reports. Please update this section to include the appropriate reports. Further, should you wish to incorporate by reference other Exchange Act reports filed during the period prior to the effectiveness of this registration statement, please also revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. See Compliance and Disclosure Interpretations – Securities Act Forms Question 123.05, which is available on our website.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Impairment of Goodwill, page 82

3. Please tell us your consideration of providing the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test, and

- The amount of goodwill allocated to the reporting unit.

    If no reporting units are at risk of failing step one, please tell us your consideration of disclosing this assertion.

Exhibits 31.1 and 31.2

4. In future filings, please remove the officer's title in the introductory line of each certification. Refer to Item 601(b)(31) of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or William H. Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Preston Bernhisel, Esq.